Exhibit 99.1

Meten Holding Group Ltd. Announces $7.5 Million Registered Direct and Private Placement

SHENZHEN, China, August 4, 2022 /PRNewswire/ -- Meten Holding Group Ltd. ("METX" or the "Company") (Nasdaq: METX), an omnichannel training company headquartered in China providing language and workplace training services and actively developing metaverse, blockchain and cryptocurrency mining businesses, today announced that it has entered into a definitive agreement with two institutional investors for the purchase and sale of 1,260,000 ordinary shares and pre-funded warrants to purchase up to 7,983,811 ordinary shares at a purchase price of $0.70 per share in a registered direct offering. The purchase price for the pre-funded warrants is identical to the purchase price for shares, less the exercise price of $0.001 per share.

In a concurrent private placement, the Company also agreed to issue to the same investors units to purchase pre-funded warrants to purchase up to 1,470,475 ordinary shares and common warrants to purchase 21,428,572 ordinary shares at an exercise price of $0.70 per share. The purchase price for each unit will be $0.70, with an exercise price per pre-funded warrant of $0.001 per share. The warrants will have a 5-year term from the date of issuance. The aggregate gross proceeds to the Company of both transactions are expected to be approximately $7.5 million. The transactions are expected to close on or about August 8, 2022, subject to the satisfaction of customary closing conditions.

Aegis Capital Corp. is acting as the Exclusive Placement Agent.

The registered direct offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-256087) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on May 21, 2021. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

The offer and sale of the securities in the private placement are being made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The securities were offered only to accredited investors. Pursuant to a registration rights agreement with the investor, the Company has agreed to file one or more registration statements with the SEC covering the resale of the ordinary shares and the shares issuable upon exercise of the pre-funded warrants and warrants.

Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Meten Holding Group Ltd.

Meten Holding Group Ltd., formerly known as Meten EdtechX Education Group Ltd., is an omnichannel training company headquartered in China providing language and workplace training services. In addition to its training services, Meten Holding Group actively develops metaverse, blockchain and cryptocurrency mining businesses to align with its future business development strategy. Meten Holding Group is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, and mining pool and data center operation. Meten Holding Group actively explores metaverse business, such as Metaverse vocational education courses, with its competitive advantages and technology.

For more information, please visit: https://investor.metenedu-edtechx.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the closing of the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC

Tina Xiao

+1 917-609-0333

tina.xiao@ascent-ir.com